UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On May 19, 2025, Ms. Danning Wang tendered his resignation as a director and the Chair of Nominating and Corporate Governance Committee, a member of Compensation Committee and a member of Audit Committee of U-BX Technology Ltd. (the “Company”), effective May 19, 2025. Ms. Danning Wang’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On May 19, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Da Yang was appointed as a director and the Chair of Nominating and Corporate Governance Committee, a member of Compensation Committee and a member of Audit Committee of the Company, effective May 19, 2025.

The Board has determined that Mr. Yang is independent within the meaning of Nasdaq Listing Rule 5605(a)(2).

The biographical information of Mr. Da Yang is set forth below:

Mr. Yang Da is an experienced professional with over a decade of expertise in marketing, sales, and channel management. He currently serves as the Marketing Director at Beijing Urban New Space Technology Co., Ltd., where he oversees channel sales strategy and management. Previously, he was a Senior Marketing Manager at Gome Insurance Brokerage Co., Ltd., responsible for corporate sales. He also served as the Assistant to the General Manager at Dade Liangju Trading (Beijing) Co., Ltd., managing retail operations and marketing campaigns. Earlier in his career, he worked as a Business Manager at the Beijing Branch of China Life Property & Casualty Insurance Co., Ltd., focusing on key account sales and channel development. Mr. Yang earned an associate degree from Capital Normal University in 2008.

Mr. Yang does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the director offer letter by and between the Company and Mr. Yang, dated May 19, 2025, (the “Director Offer Letter with Da Yang”), the term shall continue until his successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Yang is entitled to compensation of CN¥50,000 (equal to approximately US$6,935) for each calendar year, payable on a quarterly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Da Yang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: May 19, 2025	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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